PUBLIC

SECURITIES AND EXCHANGE COMMISSION

15027525

SEC MAIL PROCESSING SECTION SEP 01 2015 WASH., D.C. 189

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 025132

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2014 (MM/DD/YY) AND ENDING 06/30/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Euro Pacific Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

88 Post Road West, 2nd Floor
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia McDonald 203-662-9700, Ext. 102
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Decker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Euro Pacific Capital, Inc., as of August 26, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Connecticut
County of Fairfield
Subscribed and sworn to (or affirmed) before me on this 26 day of August, 2015 by Robert Decker proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Signature

CCO
Title

Notary Public

Marion Lanice Miller
Notary Public
My Commission Expires Sept. 30, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EURO PACIFIC CAPITAL, INC.

FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2015

PUBLIC

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Euro Pacific Capital, Inc.:

We have audited the accompanying statement of financial condition of Euro Pacific Capital, Inc. ("the Company") as of June 30, 2015 (the "financial statements"). These financial statements are the responsibility of Euro Pacific Capital, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Euro Pacific Capital, Inc. as of June 30, 2015, in conformity with accounting principles generally accepted in the United States.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
August 25, 2015

EURO PACIFIC CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2015

Assets		
Cash	$	1,221,675
Cash, customer escrow		9,771
Deposits with clearing organizations		100,000
Receivables:		
Clearing organizations		855,857
Other		312,000
Employees		18,389
Officer		6,991
Deposits		44,323
Investments in securities, at fair value		19,944
Securities owned, at fair value		34,428
Prepaid expenses and other assets		196,167
Corporate income taxes recoverable		119,531
Property and equipment, net		254,353
Deferred tax recovery		1,110,629
Total Assets	$	4,304,058
Liabilities and Shareholder's Equity		
Liabilities		
Payables:		
Other	$	339,717
Clearing organizations		7,963
Accrued liabilities		784,156
Securities sold, not yet purchased, at fair value		3,553
Deferred revenue		15,000
Total Liabilities		1,150,389
Shareholder's Equity		
Common stock, $1 par value, 1,000 authorized shares, 1,000 shares issued and 600 outstanding		1,000
Additional paid-in-capital		2,241,593
Retained earnings		1,007,076
Cost of common stock held in treasury, 400 shares		(96,000)
Total Shareholder's Equity		3,153,669
Total Liabilities and Shareholder's Equity	$	4,304,058

The accompanying notes are an integral part of these financial statements